Exhibit 8.1

MATERIAL SUBSIDIARIES

Our operations are conducted principally by Companhia de Bebidas das Américas – Ambev (“Ambev”), and, in the case of our HILA-ex, Latin America South and Canadian operations, by direct and indirect subsidiaries of Ambev.  The following is a list of the significant companies that Ambev controlled, either directly or indirectly, as of December 31, 2011:

•         Ambev owns 100% of Labatt Holding A/S (incorporated in Denmark) which owns 100% of Labatt Brewing Co. Ltd. (incorporated in Canada).  These entities explore the production of beer in Canada.

•         Ambev owns 100% of economic and voting interest in Quilmes International (Bermuda) Ltd. (“QIB”).  QIB, through its subsidiaries, produces and sells beer and soft drinks in Argentina and other South American countries.

•         Arosuco Aromas e Sucos Ltda. (“Arosuco”) (incorporated in Brazil).  Arosuco produces concentrates for our soft drinks and crowns.  Ambev controls 100% of the voting and total equity of this entity.

•         Eagle Distribuidora de Bebidas S.A. (incorporated in Brazil).  Ambev controls 100% of the voting and total equity of this entity.

•         Jalua Spain S.L (incorporated in Spain).  Ambev controls 100% of the voting and total equity of this entity.

•         Monthiers S.A. (incorporated in Uruguay).  Ambev controls 100% of the voting and total equity of this entity.

•         Ambev Brasil Bebidas S.A. (“Ambev Brasil”) (incorporated in Brazil).  Ambev controls 100% of the voting and total equity of this entity.  Ambev Brasil produces and sells beer and soft drinks in Brazil.

•         Morena Distribuidora de Bebidas S.A. (“Morena”) (incorporated in Brazil).  Ambev owns approximately 99% of economic and voting interest in Morena, which distributes and sells beer and soft drinks in Brazil.